UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42796

Nasus Pharma Ltd.

Yigal Alon 65

Tel Aviv, Israel 6744317

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On September 3, 2025, the Board of Directors (the “Board”) of Nasus Pharma Ltd. (the “Company”) appointed Dan Teleman, the Company’s Chief Executive Officer, to serve as a director on its Board. Mr. Teleman was appointed to the Board as permitted under the Company’s Amended and Restated Articles of Association due to a vacancy on the Board. Mr. Teleman will serve as a Class III director, which term will expire at the annual general meeting of shareholders to be held in 2028.

In addition to Mr. Teleman’s appointment, the Board resolved to replace David Silberman with Ronnie Hershman as a member of the Compensation Committee of the Board.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASUS PHARMA LTD.

Date: September 5, 2025	By:	/s/ Dan Teleman
	Name:	Dan Teleman
	Title:	Chief Executive Officer